 EXHIBIT 16.2

BFBorgers CPA PC
Certified Public Accountants

October 15, 2023

Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

Wayne Tupuola, President and CEO
Ernest M. Stern, Attorney for client at Culhande Meadows PLLC

Dear Mr. Tupuola and Mr. Stern,

In connection with our engagement with Laser Photonics Corporation we are resigning for cause effective October 15, 2023. We previously communicated several concerns beginning in an email on August 4, 2023 to Jade Barnwell, CFO. The following items below were never resolved despite the client filing the quarterly review without our permission. We believe these are reportable matters in accordance with Item 304 of Regulation S-K for inclusion in the Form 8-K.

Matters Noted

Filing of the June 30, 2023 10Q review without our completed review or approval

We still had material questions and open items and had not completed the review of the June 30, 2023 financials when they were filed without our permission.

As a reminder that we were not complete we sent Ernest M. Stern, the attorney an email on Monday August 14, 2023 at 7:34 AM MST to "Please file an extension. We are still figuring out some technical items on this before filing." See attached email.

Without our permission or authorization the 10Q was filed on August 15, 2023 without our approval, review or permission.

Revenue Recognition Issues

We began questioning certain large and material revenue recognition items and when these would be picked up. We were assured these would be picked up In Quarter 2. In quarter 1 the Company booked a partial Bad Debt Allowance against these in case certain negotiations on these had to occur to get them picked up in quarter 2. In quarter 2 these were not picked up and we requested the company restate and write these off at 12/31/2022 and 3/31/2023 and 6/30/2023 since revenue recognition was not completed on these as previously represented. Instead the Company filed without our permission.

Since this time we have been working with the Company to restate 12/31/2022, 3/31/2023 and 6/30/2023 for these items. Now we are being replaced as auditor and must report these items as the Company has not voluntarily restated for these items which we believe are material. To Date these have not been resolved or restated and a SAB 99 memo has not been created addressing these as requested.

It is our opinion these are material and 12/31/2022 and 3/31/2023 and 6/30/2023 should be restated as a result.

We believe revenue related to Phoenix Laser Cleaning and Restoration and Sustainable Solutions Co., LTD. should be reversed. Combined these total approximately 1 million dollars and are material.

TraDigital Expense Booking issues

Negative expense for a TraDigital marketing Group Contract Shares and compensation has been taken when it should not have been reversed. This was settled in Q4 2022 and should not have been reversed in 2023 and this needs to be restated to correct and is material. $705,000 of reversed expense has been booked that should not have been and needs to be reversed. This was booked in Q2 and should not have been and was one of our many objections to Q2 being filed that was not resolved when the client filed without our permission.

The client has refused to restate for this and to date this has not been restated for and should have been in our opinion.

Sincerely,

B F Borgers CPA PC

BF Borgers CPA PC PC